SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Bluegreen Vacations Holding Corporation

(Name of Subject Company (Issuer))

Bluegreen Vacations Holding Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

096308 101

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

Bluegreen Vacations Holding Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

November 9, 2022

(Date tender offer first published,

sent or given to security holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Bluegreen Vacations Holding Corporation, a Florida corporation (the “Company”), with respect to its offer to purchase up to 4,500,000 shares of its Class A Common Stock, par value $0.01 per share (collectively, the “Shares”) at a price of $22.17 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 9, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.”

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Bluegreen Vacations Holding Corporation, a Florida corporation. The address of the Company’s principal executive office is 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, and the Company’s telephone number at such address is (561) 912-8000.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 7 of the Offer to Purchase (“Price Range of the Shares; Dividends; Share Repurchases”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The name, business address and business telephone number of the Company are set forth in Item 2(a) above and are incorporated into this Item 3(a) by reference. In addition, the information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Tender Offer; Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Tender Offer”);

•	Section 8 (“Source and Amount of Funds”);

•	Section 9 (“Certain Information Concerning the Company”);

•	Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“Certain U.S. Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth under “Introduction” and “Summary Term Sheet” of the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet” and in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Not applicable.

(d) The information set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) Financial statements have not been included in this Schedule TO or in the Offer to Purchase because, in accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material to a shareholder’s decision whether to sell, tender or hold Shares as: (1) the consideration offered consists solely of cash; (2) the offer is not subject to any financing condition; and (3) the Company, which is the offeror, is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 9 (“Certain Information Concerning the Company”);

•	Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 11 (“Effects of the Tender Offer on the Market for Shares; Registration Under the Exchange Act”); and

•	Section 12 (“Legal Matters; Regulatory Approvals”).

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a) Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 9, 2022

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(F)	Press Release dated November 3, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on November 3, 2022)

(b)	None

(d)(1)

Bluegreen Vacations Holding Corporation 2021 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2021)

(d)(2)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 14, 2012)

(d)(3)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 14, 2012)

(d)(4)	Employment Agreement between the Company and Raymond S. Lopez (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015)

(g)	None

(h)	None

(b) Filing Fee Exhibit.

Calculation of Filing Fee Table

Item 13.	Information Required by Schedule 13e-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2022	BLUEGREEN VACATIONS HOLDING CORPORATION

By: /s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

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